EXHIBIT NO. 21.1

SUBSIDIARIES OF TEXAS REPUBLIC CAPITAL CORPORATION
A TEXAS CORPORATION

Company Name	State of Incorporation	Ownership
Texas Republic Life Insurance Company	Texas	100% Direct

Texas Republic Life Solutions, Inc.	Texas	100% Direct

Axis Insurance Solutions LLC	Texas	100% Direct